EXHIBIT (c)(iv)

Report entitled

“Queensland Budget 2018-19 Mid Year Fiscal and Economic Review”.

QUEENSLAND BUDGET 2018-2019

2018-19 Mid Year Fiscal and Economic Review

© The State of Queensland (Queensland Treasury) 2018

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© The State of Queensland (Queensland Treasury) Mid Year Fiscal and Economic Review 2018-19.

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FOREWORD

I am pleased to present the 2018-19 Mid Year Fiscal and Economic Review (MYFER).

MYFER highlights the Palaszczuk Government’s ongoing commitment to job creation, better infrastructure, economic growth and vital service delivery for all Queenslanders.

It’s a commitment underpinned by a strong Economic Plan and responsible fiscal management that ensures we maintain our income earning assets in public ownership, and utilise debt responsibly and sustainably to build critical economic and social infrastructure.

What’s clear from MYFER is that our Economic Plan is working. Over the past four budgets, we’ve been investing in Queensland and in Queenslanders because we know our future prosperity depends on it.

We’re continuing to work with business and industry to create jobs, we’re building better infrastructure and we’re delivering quality health, education and other vital services to Queenslanders. We’re also helping communities to navigate the challenges of change and to take advantage of the opportunities that come from growth.

Our $46.3 billion capital program over four years is the biggest since the 2011 flood recovery.

This investment in hospitals, schools, road and rail infrastructure will transform our cities and regions while supporting existing jobs and creating new ones.

Queensland has been one of the country’s leading job-creation states, with more than 165,000 jobs created since January 2015. We are focussed on maintaining this momentum by investing in the education and training needed to equip Queenslanders with the skills and support to succeed in a fast-changing world.

Our strong focus on innovation and our investment in the workforce through initiatives such as the Back to Work program, Jobs and Regional Growth Fund and Industry Attraction Fund, has attracted significant national and international investment.

We know this is because investing in Queensland makes good sense. We have one of the most competitive payroll tax regimes in Australia, a multi-cultural, well-educated and resourceful workforce, competitive labour costs, better development approval processes and of course, our unmatched lifestyle.

As one of Australia’s most outward-facing states, Queensland was well positioned to take advantage of the global trade recovery and improved commodity prices. Thanks largely to growth in Asia, our export earnings reached a record high of $94.3 billion in 2017-18.

Queensland’s strong economic performance has again supported an improved budget position. The net operating surplus in 2018-19 is $524 million, up by $376 million on the June forecast.

State budget surpluses are forecast to continue, totalling almost $1 billion over the four years to 2021-22 despite a forecast reduction in GST revenue of more than $770 million for the same period.

This consistency has allowed us to continue to manage General Government Sector Debt, provide funds for services and infrastructure development, and make Queensland a desirable investment destination.

MYFER confirms our plan to sensibly manage and grow the economy to make sure all Queenslanders share in our future prosperity.

The Hon Jackie Trad MP

Deputy Premier

Treasurer

Minister for Aboriginal and Torres Strait Island Partnerships

SUMMARY

The Mid Year Fiscal and Economic Review 2018-19 (MYFER) provides an update on the State’s economic and fiscal position since the 2018-19 Budget in June 2018.

The highlights of this year’s MYFER include:

•	Forecast net operating surplus of $524 million in 2018-19, an improvement of $376 million on the Budget estimate due to revenue uplifts.

•	General Government sector net operating balances expected to remain in surplus, despite a strong reduction in forecast GST revenue.

•	A capital program of $46.3 billion over the forward estimates.

•	Forecast economic growth of 3% in 2018-19 and 2 3⁄4% in 2019-20, unchanged from the 2018-19 Budget and broadly in line with national growth.

The Palaszczuk Government’s Economic Plan will continue to drive jobs and economic prosperity across the State. The effectiveness of the Economic Plan is exemplified by Queensland’s strong jobs growth: a total of 165,700 new jobs, including 78,700 full time jobs, have been created since January 2015.

The Government is delivering on its election commitments, including restoring and boosting the Skilling Queenslanders for Work program and the building or upgrading of 40 hospitals across Queensland.

The Government continues to deliver on its $46 billion infrastructure program, the biggest spend since the 2011 floods. Key projects include Cross River Rail, upgrades to the M1 and the Bruce Highway, Rookwood Weir, Cairns Convention Centre, and Townsville water pipeline. Our massive investment is helping to deliver infrastructure and create jobs across Queensland. We are also accelerating $100 million in funding for the popular Works for Queensland program which will help support jobs in regional areas.

The Government continues to collaborate with Queensland industry leaders to plan for the future of work and to ensure that the labour market of the future will have workers with the right mix of education and skills. The Future of Work Skills and Industry Summit held in Brisbane in November 2018 highlighted the importance of ongoing collaboration between government, industry and the education sector.

November 2018 also saw the successful launch of Queensland’s container refund scheme, Containers for Change, part of the Government’s comprehensive waste management strategy to increase recycling, improve sector investment, and create new jobs. The majority of funds raised through the waste disposal levy will go towards supporting councils, the waste industry, and environmental programs.

Our Economic Plan is working to create jobs and grow our economy. This strong record of economic management allows us to deliver the infrastructure, skills and services that will help us to manage growth and ensure we can all share in future prosperity.

2  Mid Year Fiscal and Economic Review 2018-19

CONTENTS

Foreword	1

Summary	2

Contents	3

Economic Plan to Continue to Deliver Jobs	4

Economic Overview	5
External conditions	7
Queensland conditions	8
Labour market	10

Fiscal Overview	12
Net operating balance	12
Revenue	14
Expenses	16

Intergovernmental Financial Relations	17

Balance Sheet	18

Government Fiscal Principles	20

Uniform Presentation Framework	22

Taxation and Royalty Revenue Assumptions	31

Key Fiscal Aggregates	32

ECONOMIC OVERVIEW

ECONOMIC PLAN TO CONTINUE TO DELIVER JOBS

The Queensland Government’s Economic Plan is continuing to deliver growth, jobs and prosperity for Queenslanders.

Since 2015, the Palaszczuk Government’s Economic Plan has been integral in driving economic prosperity, jobs and enhancing living standards across the State, through its focus on:

•	increasing the economic opportunities available to Queenslanders

•	enhancing the capacity of Queenslanders to access and capitalise on these opportunities

•	ensuring all Queenslanders share in the prosperity and improved quality of life these opportunities deliver.

The effectiveness of the Economic Plan is exemplified by Queensland’s strong jobs growth (3.1%) over the year to June quarter 2018, with a total of 165,700 new jobs, including 78,700 full time jobs, created since January 2015.

Consistent with the Government’s Our Future State Advancing Queensland’s Priorities, the Economic Plan focuses on delivering these outcomes through six key policy channels as outlined in Figure 1.

Despite the strength of the State’s economy and labour market, maintaining a strong, resilient and flexible economy and workforce will be critical for Government and business to respond to global factors and technological change.

Most importantly, the labour market of the future will need workers with the right mix of education and skills to capitalise on the opportunities that arise in a changing economic environment characterised by new technologies, increased automation, rapid innovation and the shift to a knowledge-based economy.

In response to this challenge, the Government is investing significantly in education and skills development to ensure all Queenslanders, particularly the State’s youth, can access additional job opportunities, earn higher incomes and enjoy the benefits of higher living standards both now and into the future.

Figure 1: Driving jobs and prosperity through the economic plan

In line with the Economic Plan, the Government will continue to maintain a strong focus on driving job creation across the entire State, particularly in those regions facing economic challenges, such as Townsville, Central Queensland and Wide Bay. In particular, the Government’s ongoing significant investment in infrastructure, education, training and skills development will continue to help unlock economic opportunities across all regions to create new jobs now and into the future.

4  Mid Year Fiscal and Economic Review 2018-19

ECONOMIC OVERVIEW

ECONOMIC OVERVIEW

The outlook for overall economic growth in Queensland and key measures of the State’s labour market in both 2018-19 and 2019-20 remain unchanged from those published in the 2018-19 State Budget.

Consistent with the risks and opportunities highlighted in the 2018-19 Budget, a range of external factors and ongoing developments in global and national economic conditions continue to impact the outlook for some specific sectors of the State economy. Some of the key international risks outlined in the Budget, particularly related to global trade, have begun to eventuate or have heightened over the second half of 2018.

Key developments since June 2018 include:

•

A stronger US economy has seen US Treasury bond yields rise significantly, while the US-China trade war has intensified, adversely affecting the Chinese economy and the outlook for its key Asian trading partners.

•

The key impacts of these international developments have been a weaker outlook for industrial production growth, which has in turn tempered the outlook for Queensland export growth. Meanwhile, higher global interest rates have led to some banks increasing interest rates domestically. In addition, a tightening in lending standards by domestic banks has contributed to a reduced availability of credit, despite an unchanged RBA cash rate.

•	Continuing dry conditions are expected to lead to a short-term boost to beef exports, as producers once again seek to reduce herds, although these dry conditions may see crop production weaken.

Meanwhile, domestic economic activity has been stronger than expected at the time of the Budget. In particular:

•

Last year’s very strong employment growth has supported incomes and flowed through to increased household consumption spending, while the ‘soft landing’ anticipated for dwelling construction remains on track, supported by ongoing growth in renovation activity.

•

Domestic activity is also being supported by the ongoing provision of public services and public investment, including the roll-out of the National Disability Insurance Scheme (NDIS) and the Queensland Government’s infrastructure program.

•

Business investment has rebounded strongly to grow by 12.5% in 2017-18, supported by significant investment in renewable energy projects. Recent data suggest that business investment in the State is likely to ease slightly in the current financial year, but remain more than $2 billion above 2016-17 levels.

The net impact of these developments on the overall outlook is limited, with GSP growth still forecast to strengthen to 3% in 2018-19, before easing slightly to 2 3⁄4% in 2019-20, unchanged from the Budget and broadly in line with forecast growth in Australia’s Gross Domestic Product.

Similarly, following the strongest jobs growth in a decade (3.1% over the year to June quarter 2018), employment growth is forecast to return to more sustainable rates of 1 1⁄2% in the year to June quarter 2019 and 1 3⁄4% in the year to June quarter 2020, broadly in line with anticipated population growth. Meanwhile, the unemployment rate is expected to stabilise at 6 1⁄4% in June quarter 2019, before edging lower to 6% in June quarter 2020.

ECONOMIC OVERVIEW

Table 1: Queensland economic forecasts1

	2017-18	2018-19		2019-20
	Outcome	Budget	MYFER	Budget	MYFER
Gross state product	2.6	3	3	2 3⁄4	2 3⁄4
Employment[2]	3.1	1 1⁄2	1 1⁄2	1 3⁄4	1 3⁄4
Unemployment rate[3]	6.2	6 1⁄4	6 1⁄4	6	6
Inflation[4]	1.7	2	2	2 1⁄2	2 1⁄4
Wage Price Index[4]	2.2	2 1⁄2	2 1⁄2	3	3
Population[5]	1.7	1 3⁄4	1 3⁄4	1 3⁄4	1 3⁄4

Notes:

1.	Annual % change, except for unemployment rate.
2.	Through-the-year growth rate to the June quarter (seasonally adjusted).
3.	Seasonally adjusted rate for the June quarter.
4.	Year-average.
5.	Population growth for 2017-18 is the annual growth rate in the three quarters to March quarter 2018.

Sources: ABS 3101.0, 6202.0, 6345.0, 6401.0 and Queensland Treasury.

Chart 1: Real Economic Growth1, Queensland and Australia

Notes:

1.	Gross State/Domestic Product. Chain volume measure (CVM), 2015-16 reference year. 2018-19 and 2019-20 are forecasts.

Sources: Queensland State Accounts - June quarter 2018 for historical data, Queensland Treasury for Queensland forecasts, and 2018-19 Commonwealth Budget for Australia forecasts.

6  Mid Year Fiscal and Economic Review 2018-19

ECONOMIC OVERVIEW

External conditions

International

The US economy has strengthened in 2018, with the country’s economic growth in the first three quarters of 2018 accelerating to 2.8%, in annual terms. The pace of non-farm employment growth in the US has also picked up over 2018, driving faster wage growth and a reduction in the unemployment rate to below 4%, although the participation rate remains at close to 40-year lows. The outlook for the US economy is clouded by escalating trade tensions with China, the distortionary effects of corporate tax cuts, monetary tightening by the Federal Reserve and rising financial market volatility.

China is continuing an orderly slowdown in economic growth, although the trade dispute between the US and China has adversely affected the Chinese economy. Despite China’s central bank further reducing the bank reserve requirement and directing banks to relax lending requirements, growth in China’s industrial production has continued to moderate and China’s stock market has maintained its downward trend.

Due to the strong trade linkages between China and other industrialised economies in Asia, forecasts of industrial production growth in Japan and Korea have also been downgraded. In response to the weakening economic outlook, currencies of these economies have depreciated against the US$ in recent months, and stock markets in Japan, Korea and Taiwan have all fallen over the period.

Table 2: Industrial production forecasts of key major trading partners1

Date of forecast	Japan		Korea		Taiwan		China		India
	2018	2019	2018	2019	2018	2019	2018	2019	2018		2019
Jan 2018	2.7	2.3	1.9	1.9	3.1	3.2	6.0	5.8	5.7		n.a.
May 2018	2.0	2.2	0.7	1.9	3.3	3.2	6.3	5.9	5.9		6.4
Nov 2018	1.2	2.0	0.8	1.9	3.5	3.2	6.3	5.7	6.1		6.2
Year-to-date actual[3]	1.5		-0.2		4.1		6.4		5.2	[2]

Notes:

1.	Annual % change.
2.	Annual growth in the first six months of 2018-19 Indian Fiscal Year (April to September).
3.	First nine months of 2018 for Japan, Korea and Taiwan. First ten months of 2018 for China.

Sources: Central Statistical Organisation, India; Consensus Economics; Ministry of Economic Affairs, Taiwan; Ministry of Economy, Trade and Industry, Japan; National Bureau of Statistics of China and Statistics Korea.

Australia

In the Commonwealth Budget released in May 2018, economic growth of 3% was forecast in both 2018-19 and 2019-20. However, with most of the external factors that are currently impacting on the Queensland economy – such as the drought and US-China trade tensions – also being evident nationally, downside risks to the national outlook have also intensified over recent months. The recent depreciation of the A$ against the US$ will, however, provide some support to goods and services exporters.

Declines in stock markets and house prices since the Commonwealth Budget have impacted household wealth, which will likely constrain consumption growth. Property prices, especially in Sydney and Melbourne, have eased much faster than expected at the time of the Budget. However, the drag on growth from dwelling investment is still expected to be moderate, with a substantial amount of work still in the pipeline. Meanwhile, public sector demand remains strong, with elevated spending on infrastructure and the ongoing roll-out of the NDIS.

ECONOMIC OVERVIEW

While labour market conditions are steadily improving nationally, wages and inflation are expected to lift only gradually. Therefore, the Reserve Bank of Australia (RBA) is likely to leave the official cash rate unchanged at a historic low of 1.5% for a more protracted period than previously expected. However, the impact of these low interest rates will be muted by slower than expected domestic credit growth due to the increasing cost of borrowing on the international credit markets and the tightening in lending standards by domestic banks.

Queensland conditions

In line with the 2018-19 Budget outlook, overall economic growth in Queensland is expected to strengthen to 3% in 2018-19 before easing slightly to 2 3⁄4% in 2019-20. Household consumption and dwelling investment are forecast to gain momentum over these two years. Business investment, while easing slightly in 2018-19, is expected to resume its upward trend in 2019-20.

However, with stronger domestic activity driving up overseas imports growth in 2019-20, the trade sector is not expected to contribute to growth in that year, leading to the slight easing in GSP growth.

Household consumption

Household consumption in Queensland grew by a higher-than-expected 2.5% in 2017-18, the strongest result since 2013-14, supported by strong employment growth and a modest pick-up in private sector wages.

Growth in household consumption is expected to improve gradually over the forecast period. However, any further improvement in household spending will be constrained by modest income growth and the impact on wealth of more recent movements in the stock market.

Dwelling investment

Dwelling investment in Queensland is entering a ‘recovery phase’, following a 4.8% decline in 2017-18. While approvals and construction have declined, the substantial amount of work remaining in the pipeline indicates dwelling investment is headed for a ‘soft landing’ compared with previous housing cycles. Downside risks to the sector have increased since Budget, with Sydney and Melbourne prices falling faster and further than expected.

Business investment

Business investment rebounded strongly in 2017-18, rising 12.5%, stronger than anticipated at Budget. Growth was primarily driven by a 16.2% increase in non-dwelling construction, supported by significant investment in renewable energy projects, including wind and solar farms. Meanwhile, machinery and equipment investment rose 7.6%, the second consecutive solid annual increase.

However, recent data suggests business investment will ease slightly in 2018-19, although it will remain more than $2 billion above 2016-17 levels, before continuing its expansion from 2019-20 onwards. Investment in renewable energy projects is likely to continue to support engineering construction activity in 2018-19.

A sustained lower A$ has supported the Queensland tourism industry and spurred further investment in hotel accommodation projects, particularly on the Gold Coast and in Cairns. However, there is little change in the outlook for machinery and equipment investment, with recent strong employment growth, elevated capacity utilisation and sustained lower lending rates suggesting this component should continue to grow at a solid pace.

8  Mid Year Fiscal and Economic Review 2018-19

ECONOMIC OVERVIEW

Chart 2: Business investment1, Queensland

Notes:

1.	CVM, quarterly, trend. New building includes shops, offices, factories etc.

Source: ABS 5206.0.

Public final demand

Public final demand increased 4.2% in 2017-18, and is forecast to continue to grow solidly in 2018-19 and 2019-20. A range of large programs such as the ongoing roll-out of the NDIS and the Queensland Government’s capital works program, including Cross River Rail, are expected to underpin ongoing solid growth in public final demand.

Overseas exports

The nominal value of Queensland’s overseas goods and services exports reached a record high of $94.3 billion in 2017-18, boosted by a recovery in coal export volumes, as well as sustained high global commodity prices. Looking ahead, while commodity prices are expected to return to more sustainable levels, export volumes are forecast to continue to grow, reflecting modest growth in resources exports, increased metals mining capacity coming online and a competitive A$ exchange rate supporting ongoing growth in services exports.

Coal

The value of Queensland coal exports totalled a record high of $40.7 billion in 2017-18, with export volumes rebounding from the impact of Severe Tropical Cyclone Debbie in 2016-17, and boosted by sustained high prices.

A deteriorating industrial production outlook for major industrial economies in Asia has led to a downward revision in coal export volume forecasts for 2018-19 and 2019-20.

Despite the weakness in demand, benchmark coal prices have remained at high levels in 2018-19 due to several temporary factors impacting supply, including scheduled port maintenance. China has disproportionately increased imports of higher quality coal to help address issues with pollution and the restructuring of its steel industry, which has led to a sharp increase in benchmark coal prices but more moderate increases in prices of lesser quality coal.

ECONOMIC OVERVIEW

LNG

LNG export volumes reached 20.3 million tonnes in 2017-18 (valued at an estimated $10.7 billion), to remain Queensland’s second largest export. Recent growth in export values has been driven by higher prices rather than export volumes. Ongoing demand in the east coast domestic gas market has kept total LNG production below the plants’ ‘nameplate’ capacity, indicating that LNG production and export volumes have plateaued at a slightly lower level than previously anticipated. However, higher prices have encouraged investment in further gas developments which should see further growth in LNG export volumes when these projects come online in coming years.

Metals

While the volume of metal exports declined in 2017-18, export values rose 6% to $9.3 billion, boosted by a strong recovery in prices. Looking ahead, the expected volume of base metal exports over the coming years has been revised up since the time of the Budget. This is mainly due to the higher than expected bauxite production from Rio Tinto’s Weipa mine, while the Amrun mine has started operation. The restart of Glencore’s Lady Loretta zinc mine is underway and this will boost Mount Isa’s zinc production from the second half of 2018 onwards, and most significantly, the New Century zinc mine began production in August 2018.

However, market concerns about slowing global trade and industrial production have driven down base metal prices in recent months. As a result, the nominal value of base metal exports for 2018-19 has been revised down. Looking further ahead, stronger production volumes are expected to support the value of base metal exports in 2019-20.

Rural

The volume of rural exports fell 2.8% in 2017-18, with a rise in meat exports more than offset by lower crop and sugar exports. With below average rainfall continuing through 2018 and drought conditions likely to intensify in the short-term, Queensland crop production in 2018-19 is expected to fall. Meanwhile, graziers are expected to reduce herd sizes in 2018-19, in response to challenging weather conditions and high feed prices. Consequently, despite depleted herds, cattle slaughter is expected to increase, leading to higher beef production and exports in the short term.

Services

Queensland tourism and education services exports continued to strengthen in 2017-18, with total overseas services exports exceeding $16 billion last year. Queensland tourism and education export revenue will continue to be supported by rising incomes in Asia as well as a competitive A$. The outlook for this sector remains largely unchanged since the time of the Budget.

Labour market

Consistent with the unchanged economic growth forecasts, labour market forecasts for Queensland are unchanged from the 2018-19 Budget. Following the strongest growth in a decade in 2017-18, employment growth is expected to return to more sustainable rates, to be 1 1⁄2% over the year to June quarter 2019. Over the year to June quarter 2020, employment growth is expected to pick up to 1 3⁄4%, in line with population growth. Over the three-year period to June quarter 2020, employment is expected to increase by around 150,000 persons.

With employment growth forecast to largely keep pace with population growth over the next two years, the unemployment rate is still forecast to remain at 6 1⁄4% in June quarter 2019 while a modest improvement to 6% is expected by June quarter 2020.

While not uniform, labour market conditions in regional Queensland have continued to converge with those in South East Queensland over the past 12 months. Supported by improved conditions in the resources sector, the unemployment rate in Mackay was 3.5% in the year ending October 2018, the lowest in the State.

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ECONOMIC OVERVIEW

Wages growth in 2017-18 picked up slightly from its historic low, with the Wage Price Index up 2.2% compared with 1.9% growth recorded in each of the two previous financial years. Looking ahead, wages growth in 2018-19 is expected to remain in line with Budget forecasts, and accelerate only slightly in 2019-20. However, a subdued price inflation outlook means that wages are expected to grow in real terms over the forecast period.

Chart 3: Queensland labour market

Notes:

1.	2018-19 and 2019-20 are forecasts.
2.	Employment growth is through-the-year growth rate to the June quarter (seasonally adjusted) and the unemployment rate is the seasonally adjusted rate for the June quarter.

Sources: ABS 6202.0 and Queensland Treasury.

Risks and opportunities

Several risks identified in the 2018-19 Budget have either intensified or been realised since that time. In particular, further monetary policy normalisation has taken place in major economies, particularly in the US. Additional US rate rises could adversely affect bank/business borrowing costs in Australia, increasing downside risks to economic growth.

Since the Budget, the US-China trade war has intensified significantly and increased the risk that demand for key industrial commodities will be impaired. This heightened uncertainty has driven recent falls in global and domestic share markets, impacting wealth and potentially restraining any recovery in household consumption.

The housing sector downturn in NSW and Victoria has steepened, increasing the risk of a flow on into Queensland. In addition, tightening in bank lending standards and potentially higher borrowing costs may further dampen activity in the housing market.

The drought has intensified since the Budget, and if conditions remain dry the impact on agricultural production is likely to be stronger than previously thought, with cotton and other crop production particularly affected.

On the upside, if commodity prices moderate less than anticipated, investment in mining-related projects may be higher than expected. Further, there is the possibility that the recent increase in investment in renewable projects may be sustained for longer than is currently expected.

FISCAL OVERVIEW

FISCAL OVERVIEW

The key fiscal aggregates of the General Government Sector are outlined in Table 3.

Table 3: General Government sector – key fiscal aggregates1

	2017-18	2018-19	2018-19	2019-20	2020-21	2021-22
	Actual[2]	Budget	MYFER	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Revenue	58,087	57,738	59,002	59,614	60,403	62,167
Expenses	56,335	57,590	58,478	59,421	60,258	62,048
Net operating balance	1,753	148	524	193	145	119
PNFA[3]	5,127	5,927	5,981	7,420	7,451	7,182
Fiscal balance	(586)	(3,033)	(2,632)	(3,710)	(3,416)	(3,305)
Borrowing	31,530	32,311	33,242	36,787	39,436	42,874
Borrowing (NFPS)[4]	69,522	70,871	71,609	75,875	79,473	83,505

Notes:

1.	Numbers may not add due to rounding. Bracketed numbers represent negative amounts.
2.	Reflects published actuals.
3.	PNFA: Purchases of non-financial assets.
4.	NFPS: Non-Financial Public sector.

Net Operating Balance

The General Government sector net operating surplus is expected to be $524 million in 2018-19. As shown in Chart 4, this is an improvement on the 2018-19 Budget estimated surplus of $148 million. The operating surplus has also been revised upwards in 2019-20 and 2020-21.

The improved position is the result of an uplift in revenue forecasts, supported by coal prices remaining higher for longer than expected, and an improved outlook for transfer duties in 2018-19.

A reduction in forecast GST revenue and transfer duties is expected to negatively impact the net operating balance in 2020-21 and 2021-22. The GST reduction reflects an expected downward revision to Queensland’s share of the national GST revenue pool by the Commonwealth Grants Commission. Queensland’s share of the GST pool is calculated based on three year rolling averages and is expected to be lower due to upward revisions to Queensland’s royalty revenues, and the southern states’ downward revisions to forecast transfer duty collections. The impact of these projected changes in GST are expected to be material with decreases in state revenue totalling $772 million net over the next four years. The largest impact is projected in 2021-22 with a decline in revenue of $555 million.

12  Mid Year Fiscal and Economic Review 2018-19

FISCAL OVERVIEW

Chart 4: Net operating balance 2018-19 to 2021-22

Reconciliation with 2018-19 Budget

Table 4 provides a breakdown of the movements in the net operating balance since the 2018-19 Budget.

Table 4: Reconciliation of net operating balance, 2018-19 Budget to 2018-19 MYFER1

	2018-19	2019-20	2020-21	2021-22
	MYFER	Projection	Projection	Projection
	$ million	$ million	$ million	$ million
2018-19 Budget Net operating balance	148	160	110	690
GST revisions	(85)	176	(308)	(555)
Royalty revisions	678	398	484	353
Taxation revisions	39	(67)	(80)	(13)
Change to net flows from PNFC and PFC entities	126	8	(179)	(112)
Australian Government funding revisions	79	82	262	9
Additional policy expense measures	(126)	(339)	(255)	(240)
Other parameter adjustments[2]	(335)	(225)	111	(13)
2018-19 MYFER Net operating balance	524	193	145	119

Notes:

1.	Numbers may not add due to rounding.
2.	Adjustments largely of a non-policy nature, primarily changes in interest expenses, depreciation, growth funding, swaps, deferrals and administered revenue.

FISCAL OVERVIEW

Revenue

General Government revenue in 2018-19 is estimated to be $59.002 billion, $1.264 billion (2.2%) more than the 2018-19 Budget estimate. Revenue in 2019-20 and 2020-21 has been revised upwards by $779 million and $464 million respectively. This is driven by a projected increase in royalties. However, revenue in 2021-22 has been revised downwards by $101 million. The reduction is caused by downward revisions to GST revenue and, to a lesser extent, tax collections and dividends.

The Queensland Government’s action to reduce electricity prices will contribute to the net flows from PNFC and PFC entities, which include dividends from GOCs, declining by a net $157 million over the period 2017-18 to 2021-22 compared with the 2018-19 budget. Dividends from GOCs are expected to fall by 48% over the period 2017-18 to 2021-22.

Revenue growth in 2018-19 is expected to be 1.6%, following growth of 3.4% in 2017-18. Over the four year period to 2021-22 revenue is estimated to grow by an average of 1.7% per annum. This is the same growth rate estimated at Budget.

Since the 2018-19 Budget, royalty revenue has been revised upwards by $1.913 billion across the period 2018-19 to 2021-22. This is mainly the result of coal prices remaining higher for longer than expected, with the year average premium hard coking coal price for 2018-19 revised upward to $US190/t compared to a Budget forecast of $US161/t. The hard coking coal price is expected to progressively decline to a medium-term price of $US140/t by 2021-22.

GST revenue has been revised downwards since the 2018-19 Budget, by $772 million across the period 2018-19 to 2021-22. This is due to downward revisions in the forecast total GST pool, and downward revisions to Queensland’s expected share of the GST pool. The downward revision to Queensland’s GST share is due to the strength of Queensland’s royalty revenues and the downward revisions to transfer duty forecasts for New South Wales and Victoria.

Taxation revenue has also been revised downwards by $121 million across the period 2018-19 to 2021-22, compared to the 2018-19 Budget estimate which allows for a slowing of growth in the property market. This is shown in Chart 5 below.

Chart 5: Revisions to key revenue forecasts since the 2018-19 Budget

14  Mid Year Fiscal and Economic Review 2018-19

FISCAL OVERVIEW

Coal price revisions

Royalty revenue estimates in the 2018-19 Budget assumed that coal prices would gradually decline towards the medium term projection by 2020-21.

While coal prices declined on average during the first half of 2018, from around $US260/t at the start of the year to just over $US180/t during May, prices increased following the Budget and have remained elevated through the December quarter. China’s tighter environmental restrictions leading to demand for more high-quality coal has been a significant driver of the elevated prices.

Overall, coal royalties have been revised up by around $1.8 billion over the period 2018-19 to 2020-21 since Budget.

Higher than expected coal royalties have contributed to the downward revisions to Queensland’s share of GST revenue over the forward years. Queensland’s GST revenue is reduced by approximately 60-70% of the total coal royalties it collects. While the positive fiscal impacts of a royalty revenue uplift are felt immediately, the negative impacts on Queensland’s budget position manifest over three years starting two years after the revenue increase.

The impact on coal price forecasts, due to coal prices remaining higher for longer than expected, is shown in Chart 6.

Chart 6: Year average coal price revisions since the 2018-19 Budget

FISCAL OVERVIEW

Expenses

General Government expenses in 2018-19 are estimated to be $58.478 billion, $888 million higher than the Budget estimate. The increased expenditure in 2018-19 is primarily due to an allowance for increased education expenditure as well as Government policy decisions to bring forward grants programs to support regional jobs in 2018-19, deferrals from reprofiled program delivery from 2017-18, and increased support to the Queensland racing industry.

Expenses over the next four years are expected to decline in real per capita terms. Over the four year period to 2021-22, expenses are estimated to grow by an average rate of 2.4% per annum. At Budget they were forecast to grow by 2.1%. Increases in expenses over the four years partly reflect additional provision for the Queensland Government’s planned increase in education funding. The Queensland Government’s additional school education policy measures are subject to negotiations with the Australian Government in renewing the Schools Funding Agreement.

Emerging Fiscal Pressures

At any given time, issues with potentially significant fiscal impacts will exist. However, until they have been considered by Government and have formal agreements in place, uncertainty remains as to when these issues will impact the net operating balance. As a result, the below emerging fiscal pressures have not been included in the current fiscal estimates.

Native Title Compensation Settlement

Potentially, the Government has a significant liability with respect to compensation arising from acts that have extinguished or impaired native title since 1975. The impending High Court decision in relation to Griffiths v Northern Territory of Australia (known as the Timber Creek case) is expected to provide a formula for calculating native title compensation.

Health Funding - National Health Reform Agreement

Currently, the Australian Government is negotiating with State and Territory Governments the renewal of the National Health Reform Agreement from 1 July 2020. There is ongoing uncertainty around the determination of funding under the national health funding model which is undermining its integrity and the ability of jurisdictions to plan and manage health services. The Queensland Government is committed to working with all jurisdictions and the Australian Government to secure an agreement that restores confidence and predictability to national health funding.

Education Agreement

Negotiations are ongoing with the Commonwealth Government over the National Schools Reform Agreement. Provision for additional expenditure in education spending over the next four years has been made in MYFER. However, in order to not prejudice negotiations with the Commonwealth the magnitude of these provisions is not disclosed.

16  Mid Year Fiscal and Economic Review 2018-19

INTERGOVERNMENTAL FINANCIAL RELATIONS

INTERGOVERNMENTAL FINANCIAL RELATIONS

Australian Government Payments

Payments from the Australian Government contribute to Queensland’s ability to meet its current and future service delivery and infrastructure responsibilities. But the Australian Government continues to create uncertainty around these payments by seeking to impose unwarranted conditions, delaying advice on funding extensions, or unilaterally changing the basis of payments. This impacts Queensland’s ability to plan and deliver critical services and infrastructure.

The Australian Government seeks to impose unwarranted conditions on funding, including by enshrining positions in legislation prior to consulting with states and territories. This approach is inconsistent with the principles of the Intergovernmental Agreement on Federal Financial Relations, and has impacted Queensland. For example, in September 2018, the Government decided to not sign the National Partnership for Skilling Australians Fund for this reason. The Australian Government’s approach is particularly concerning because states and territories are currently negotiating major health and education agreements.

There are eight non-infrastructure national partnerships due to expire on 30 June 2019, which provide Queensland with approximately $150 million in 2018-19. A further nine will expire the following year. With agreement, and on behalf of all states and territories, the Deputy Premier wrote to the Australian Treasurer recommending that all expiring agreements be renewed. Unfortunately, there is no clarity about their continuation. Last year, the Australian Government allowed the National Partnership on Remote Housing—which funded remote Indigenous housing initiatives—to lapse despite Queensland’s willingness to negotiate. This places at risk any gains in Closing the Gap.

Despite promises of full and proper consultation, the Australian Government has legislated changes to the distribution of GST revenue that fundamentally changes the system away from full horizontal fiscal equalisation—whereby each state and territory receives revenue so that they have the capacity to deliver the same level of service to all Australians, no matter where they live. Under pressure from states and territories, the Australian Government has legislated a guarantee that no state will be worse off because of the changes during the transition period, from 2021-22 to 2026-27. Queensland will not be worse off during this time, but there is no guarantee beyond this point.

The Commonwealth Grants Commission, responsible for recommending GST distribution to the Australian Government, is also undertaking a major review of its method, including all state revenue capacity and expenditure needs. The review report is due in early 2020. Any recommendations will impact Queensland’s GST share from 2020-21 and will be implemented concurrently with the Australian Government’s legislated changes. The Commonwealth Grants Commission is currently in the consultation phase of the review. The Queensland Government supports a transparent and independent review process and is an active participant, and notes that some proposed changes could improve Queensland’s fiscal position.

BALANCE SHEET

BALANCE SHEET

The Government is focused on delivering the services and infrastructure that Queenslanders deserve. The Government maintains its commitment to strong fiscal management while keeping income generating assets in public hands and managing borrowings at a level that does not limit its ability to undertake infrastructure investment to support ongoing and future service delivery requirements and facilitate key economic and social infrastructure to meet the needs of Queensland families, businesses and communities. The level of infrastructure investment will be partly funded through borrowings. Even so, General Government borrowings are expected to be lower in each year of the forward estimates than projected in the 2017-18 Budget. In 2021-22 General Government borrowings are expected to remain below the peak level reached in 2014-15.

General Government sector

General Government Sector borrowings are estimated to be $152 million lower in June 2021 than forecast in the 2018-19 budget. However, the impact of a $555 million decrease in Commonwealth Government GST revenue to Queensland in financial year 2021-22 will contribute to a $584 million increase in borrowings in 2021-22 compared to the 2018-19 budget.

Overall the net reduction in GST revenue of $772 million, parameter adjustments, a provision for increased education spending and increased capital spending have contributed to the General Government borrowings in 2021-22 being $584 million more than the 2018-19 budget estimate. General Government sector borrowings will be $33.242 billion at 30 June 2019, compared to the 2018-19 Budget estimate of $32.311 billion primarily due to the timing of the repatriation of surplus assets relating to the defined benefit scheme. This will result in lower net interest costs over the forward-estimates. The defined benefits scheme remains in a strong surplus funding position as advised by the State Actuary.

Ongoing operating surpluses mean the government is not borrowing to fund the ongoing operations of government including the operating expenditure of health and education. Increased borrowing across the forward estimates reflects the ramp up of the capital program. The demands of a growing economy and the need for infrastructure are outlined in the State Infrastructure Plan. Assessment of infrastructure projects by Building Queensland ensure that the Government’s infrastructure investments will have strong social and economic returns, benefiting Queenslanders now and into the future. The modest increase compared to the 2018-19 Budget reflects the Government’s commitment to fiscally responsible infrastructure investment.

Non-Financial Public Sector

The Non-Financial Public Sector (NFPS) is the consolidation of the General Government and the Public Non-Financial Corporations Sectors, with transactions between these sectors eliminated.

The Government’s focus has been on managing General Government Sector debt as the remainder of NFPS borrowings are primarily held by Government Owned Corporations and are supported by income generating assets including key pieces of economic infrastructure.

Borrowings of $71.609 billion are projected at 30 June 2019 in the NFPS, $738 million more than the 2018-19 Budget estimate, reflecting the increase in the General Government sector.

Borrowings in the NFPS are expected to be $412 million higher than anticipated in the 2018-19 Budget with the increase in the capital program.

18  Mid Year Fiscal and Economic Review 2018-19

BALANCE SHEET

A new accounting standard, AASB 16 Leases, will apply to public and private sectors in Australia from 1 July 2019. The new standard will impact the accounting presentation of corporate and government accounts across Australia from July 2019 and has the potential to impact balance sheets as operating leases are brought on to the balance sheet of lessees for the first time. Currently, only finance leases are accounted for on balance sheet and are classified as borrowings for GFS purposes.

There is no substantive change to Queensland’s financial commitments as a result of the new accounting standard. However, consideration will be given to the incorporation of the impact of the new accounting standard on the Government’s Fiscal Principles in the 2019-20 Budget, to ensure comparability.

Capital Program

The total capital program over the four years to 2021-22 is estimated to be $46.319 billion. This is the largest capital spend since the 2010-11 flood recovery effort. Large projects include Cross River Rail, upgrades to the M1 and the Bruce Highway, Rookwood Weir, Cairns Convention Centre, and Townsville water pipeline.

General Government sector

The General Government capital program in 2018-19 is estimated to be $8.703 billion, slightly higher than estimated in the 2018-19 Budget. Over the four years to 2021-22, the capital program comprises $28.033 billion in purchases of non-financial assets, $4.521 billion in capital grants and $1.151 billion in finance leases - representing a total capital program of $33.705 billion.

Non-Financial Public Sector

Purchases of non-financial assets in the Non-Financial Public Sector are estimated to be $9.095 billion in 2018-19, generally in line with 2018-19 Budget estimate. Over the four years to 2021-22, purchases of non-financial assets are expected to be $40.689 billion, with capital grants and finance leases expected to be $4.479 billion and $1.151 billion respectively, bringing the total capital program to $46.319 billion.

GOVERNMENT FISCAL PRINCIPLES

GOVERNMENT FISCAL PRINCIPLES

The Government remains committed to its fiscal principles, which underpin the development of the State’s fiscal strategy and financial decision-making.

Table 5: The fiscal principles of the Queensland Government

Principle	Indicator
	General Government debt to revenue ratio
		2018-19 Budget	2018-19 MYFER
		%	%
Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government debt to revenue ratio	2017–18	54	54
	2018–19	56	56
	2019–20	61	62
	2020–21	66	65
	2021–22	68	69

	General Government operating cashflows as a proportion of purchases of non-financial assets
		2018-19 Budget	2018-19 MYFER
		%	%

Target net operating surpluses that ensure any new capital investment in the General Government sector is funded primarily through recurrent revenues rather than borrowing	2017–18	99	107
	2018–19	60	70
	2019–20	40	44
	2020–21	44	48
	2021–22	53	44

	General Government purchases of non-financial assets
		2018-19 Budget	2018-19 MYFER
		($ million)	($ million)

The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging	2017–18	4,905	5,127
	2018–19	5,927	5,981
	2019–20	7,557	7,420
	2020–21	7,396	7,451
	2021–22	7,081	7,182

Maintain competitive taxation by ensuring that General Government sector own-source revenue remains at or below 8.5% as a proportion of nominal gross state product, on average, across the forward estimates

	General Government own-source revenue to GSP
	2018-19 Budget:		8.2%
	2018-19 MYFER:		8.4%
	Average across the forward estimates:		8.1%
Target full funding of long term liabilities such as superannuation and WorkCover in accordance with actuarial advice	As at the last actuarial review (as at 30 June 2018), accruing superannuation liabilities were fully funded. The WorkCover scheme was also fully funded as at 30 June 2018.
Maintain a sustainable public service by ensuring that overall growth in full-time equivalent (FTE) employees, on average over the forward estimates, does not exceed population growth	FTE growth
	Average across the forward estimates:		1.7%
	Population growth
	Average across the forward estimates:		1 3⁄4%

20  Mid Year Fiscal and Economic Review 2018-19

GOVERNMENT FISCAL PRINCIPLES

Principle 1 – Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government debt to revenue ratio

A primary fiscal focus for the Government is managing the debt of the General Government sector, and servicing this debt from within the General Government sector through tax revenue, charges and royalties. Targeting ongoing reductions in the debt to revenue ratio enables the Government to improve the State’s fiscal sustainability.

As a result of significant initiatives implemented through the Debt Action Plan, the General Government sector’s debt to revenue ratio has fallen substantially from a peak of 91% in 2012-13 to 56% in 2018-19 MYFER, which is the same level forecast at the 2018-19 Budget. The average across the five years is at the same level forecast at the 2018-19 Budget.

Principle 2 – Target net operating surpluses that ensure any new capital investment in the General Government sector is funded primarily through recurrent revenues rather than borrowing

2018-19 has seen an increase in the proportion of net investments in non-financial assets to operating cashflows from 60% at Budget to 70% at MYFER, driven in part by upward revision to revenue projections. The average across the five years shows an improvement compared to the level forecast at the 2018-19 Budget.

Principle 3 – The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging

The 2018-19 MYFER sees General Government sector purchases of non-financial assets (capital purchases) increase from $5.127 billion in 2017-18 to $5.981 billion in 2018-19. Capital purchases over the next three years (2019-20 to 2021-22) average around $7.4 billion per annum. The average across the five years shows an improvement compared to level forecast at the 2018-19 Budget.

Principle 4 – Maintain competitive taxation by ensuring that General Government sector own–source revenue remains at or below 8.5% as a proportion of nominal gross state product, on average, across the forward estimates

General Government own source revenue is forecast to be 8.4% of nominal gross state product in 2018-19 and an average of 8.1% across the forward estimates. This ensures the Government’s revenue efforts do not constrain economic activity or place undue burden on households. Tax revenue will remain below the ten year peak of 4.3% of GSP observed in 2014-15.

Principle 5 – Target full funding of long term liabilities such as superannuation and WorkCover in accordance with actuarial advice

Consistent with the long-standing practice of successive governments, the Queensland Government is committed to ensuring the State sets aside assets, on an actuarially determined basis, to meet long term liabilities such as superannuation and WorkCover.

The latest full actuarial review of the QSuper scheme, as at 30 June 2018, found the scheme to be fully funded. WorkCover is also fully funded as at 30 June 2018.

Principle 6 – Maintain a sustainable public service by ensuring that overall growth in full-time equivalent (FTE) employees, on average over the forward estimates, does not exceed population growth

Across the forward estimates, average growth is 1.7%, in line with expected population growth.

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UNIFORM PRESENTATION FRAMEWORK

Table 6: General Government Sector Operating Statement1

	2017-18	2018-19	2018-19	2019-20	2020-21	2021-22
	Actual	Budget	MYFER	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Revenue from Transactions
Taxation revenue	13,244	14,155	14,194	15,118	15,871	16,709
Grants revenue	27,966	27,701	28,065	28,487	29,185	29,973
Sales of goods and services	5,884	5,731	5,735	5,953	6,062	6,309
Interest income	2,389	2,201	2,233	2,171	1,983	1,930
Dividend and income tax equivalent income	2,920	2,217	2,344	2,085	1,732	1,676
Other revenue	5,685	5,733	6,431	5,801	5,571	5,570
Total Revenue from Transactions	58,087	57,738	59,002	59,614	60,403	62,167

Less Expenses from Transactions
Employee expenses	22,678	23,807	23,987	24,841	25,777	26,779
Superannuation expenses
Superannuation interest cost	667	667	637	668	678	704
Other superannuation expenses	2,744	2,887	2,920	2,976	3,023	3,057
Other operating expenses	17,258	15,774	16,239	15,569	15,568	16,126
Depreciation and amortisation	3,325	3,429	3,428	3,545	3,652	3,779
Other interest expenses	1,614	1,474	1,526	1,634	1,695	1,835
Grants expenses	8,048	9,552	9,742	10,189	9,864	9,770
Total Expenses from Transactions	56,335	57,590	58,478	59,421	60,258	62,048

Equals Net Operating Balance	1,753	148	524	193	145	119

Plus Other economic flows - included in operating result	(384)	85	(605)	286	443	371

Equals Operating Result	1,368	233	(81)	479	588	490

Plus Other economic flows - other movements in equity	(596)	2,717	2,682	1,943	2,192	2,288

Equals Comprehensive Result - Total Change In Net Worth	772	2,950	2,601	2,422	2,780	2,778

KEY FISCAL AGGREGATES

Net Operating Balance	1,753	148	524	193	145	119

Less Net Acquisition of Non-financial Assets
Purchases of non-financial assets	5,127	5,927	5,981	7,420	7,451	7,182
Less Sales of non-financial assets	291	345	418	372	343	165
Less Depreciation	3,325	3,429	3,428	3,545	3,652	3,779
Plus Change in inventories	13	(4)	(5)	(67)	(74)	6
Plus Other movements in non-financial assets	815	1,032	1,026	467	180	180
Equals Total Net Acquisition of Non-financial Assets	2,339	3,181	3,156	3,903	3,561	3,425

Equals Fiscal Balance	(586)	(3,033)	(2,632)	(3,710)	(3,416)	(3,305)

Note:

1.	Numbers may not add due to rounding.

22  Mid Year Fiscal and Economic Review 2018-19

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Table 7: Public Non-financial Corporations Sector Operating Statement1

	2017-18	2018-19	2018-19	2019-20	2020-21	2021-22
	Actual	Budget	MYFER	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Revenue from Transactions
Grants revenue	640	632	545	561	556	578
Sales of goods and services	12,435	11,718	11,652	11,400	11,643	11,925
Interest income	77	52	54	50	52	64
Dividend and income tax equivalent income	13	13	13	13	13	13
Other revenue	487	318	398	299	246	255
Total Revenue from Transactions	13,652	12,733	12,662	12,322	12,510	12,835

Less Expenses from Transactions
Employee expenses	1,705	1,981	1,865	1,926	2,033	2,077
Superannuation expenses
Superannuation interest cost	(11)	—	—	—	—	—
Other superannuation expenses	218	164	209	215	221	228
Other operating expenses	4,573	4,032	3,902	3,635	3,896	4,016
Depreciation and amortisation	2,480	2,618	2,619	2,730	2,766	2,834
Other interest expenses	1,903	1,908	1,875	1,886	1,937	2,001
Grants expenses	21	22	27	27	28	28
Other property expenses	870	637	686	614	524	479
Total Expenses from Transactions	11,759	11,361	11,182	11,035	11,405	11,663

Equals Net Operating Balance	1,893	1,372	1,479	1,287	1,104	1,172

Plus Other economic flows - included in operating result	(210)	(29)	71	(76)	(108)	(284)

Equals Operating Result	1,684	1,343	1,550	1,211	996	888

Plus Other economic flows - other movements in equity	(653)	(532)	(461)	(931)	(850)	(837)

Equals Comprehensive Result - Total Change In Net Worth	1,030	810	1,090	280	146	52

KEY FISCAL AGGREGATES

Net Operating Balance	1,893	1,372	1,479	1,287	1,104	1,172

Less Net Acquisition of Non-financial Assets
Purchases of non-financial assets	2,509	3,130	3,115	3,514	3,028	3,001
Less Sales of non-financial assets	47	11	29	10	10	8
Less Depreciation	2,480	2,618	2,619	2,730	2,766	2,834
Plus Change in inventories	36	35	38	3	—	1
Plus Other movements in non-financial assets	79	68	68	69	70	71
Equals Total Net Acquisition of Non-financial Assets	97	604	574	846	322	231

Equals Fiscal Balance	1,797	767	906	442	782	941

Note:

1.	Numbers may not add due to rounding.

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Table 8: Non-financial Public Sector Operating Statement1

	2017-18	2018-19	2018-19	2019-20	2020-21	2021-22
	Actual	Budget	MYFER	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Revenue from Transactions
Taxation revenue	12,988	13,892	13,911	14,816	15,541	16,353
Grants revenue	28,006	27,788	28,078	28,496	29,194	29,983
Sales of goods and services	16,375	15,353	15,288	15,192	15,447	15,900
Interest income	2,421	2,219	2,255	2,195	2,008	1,962
Dividend and income tax equivalent income	217	164	203	164	185	206
Other revenue	6,168	6,051	6,829	6,099	5,817	5,825
Total Revenue from Transactions	66,175	65,467	66,564	66,962	68,193	70,228

Less Expenses from Transactions
Employee expenses	24,283	25,688	25,736	26,649	27,688	28,730
Superannuation expenses
Superannuation interest cost	656	667	637	668	678	704
Other superannuation expenses	2,962	3,051	3,129	3,191	3,245	3,285
Other operating expenses	19,868	17,703	18,032	17,035	17,199	17,800
Depreciation and amortisation	5,804	6,047	6,046	6,275	6,418	6,613
Other interest expenses	3,336	3,198	3,215	3,322	3,410	3,584
Grants expenses	7,469	9,029	9,238	9,665	9,345	9,229
Total Expenses from Transactions	64,378	65,383	66,033	66,805	67,983	69,945

Equals Net Operating Balance	1,797	84	531	157	210	284

Plus Other economic flows - included in operating result	(644)	(54)	(644)	(120)	(112)	(283)

Equals Operating Result	1,153	31	(113)	37	98	0

Plus Other economic flows - other movements in equity	(380)	2,920	2,713	2,385	2,683	2,778

Equals Comprehensive Result - Total Change In Net Worth	773	2,950	2,600	2,422	2,780	2,778

KEY FISCAL AGGREGATES

Net Operating Balance	1,797	84	531	157	210	284

Less Net Acquisition of Non-financial Assets
Purchases of non-financial assets	7,644	9,057	9,095	10,933	10,478	10,182
Less Sales of non-financial assets	339	356	447	382	353	173
Less Depreciation	5,804	6,047	6,046	6,275	6,418	6,613
Plus Change in inventories	49	31	33	(64)	(74)	7
Plus Other movements in non-financial assets	894	1,100	1,094	536	251	252
Equals Total Net Acquisition of Non-financial Assets	2,443	3,785	3,729	4,748	3,884	3,655

Equals Fiscal Balance	(647)	(3,701)	(3,198)	(4,591)	(3,674)	(3,372)

Note:

1.	Numbers may not add due to rounding.

24  Mid Year Fiscal and Economic Review 2018-19

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Table 9: General Government Sector Balance Sheet1

	2017-18	2018-19	2018-19	2019-20	2020-21	2021-22
	Actual	Budget	MYFER	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Assets
Financial Assets
Cash and deposits	1,298	303	476	447	422	354
Advances paid	629	703	681	654	671	709
Investments, loans and placements	32,846	30,306	31,865	30,881	30,054	30,154
Receivables	4,750	4,182	4,151	4,365	4,282	4,307
Equity
Investments in other public sector entities	23,120	23,812	24,210	24,490	24,636	24,688
Investments - other	155	154	155	155	155	155
Total Financial Assets	62,797	59,460	61,538	60,992	60,220	60,367

Non-financial Assets
Land and other fixed assets	200,458	207,985	204,695	209,555	214,042	218,401
Other non-financial assets	7,392	6,767	6,891	7,156	7,304	7,470
Total Non-financial Assets	207,850	214,752	211,585	216,711	221,345	225,870

Total Assets	270,647	274,212	273,124	277,703	281,566	286,238

Liabilities
Payables	4,396	4,088	4,370	4,469	4,506	4,541
Superannuation liability	26,000	23,414	24,383	23,159	21,610	19,931
Other employee benefits	5,974	5,888	6,855	6,940	7,061	7,201
Deposits held	2	2	2	2	2	2
Advances received	2,747	1,814	1,866	1,572	1,488	1,592
Borrowing	31,530	32,311	33,242	36,787	39,436	42,874
Other liabilities	4,290	4,059	4,097	4,042	3,951	3,808
Total Liabilities	74,939	71,575	74,814	76,971	78,054	79,948

Net Worth	195,708	202,636	198,310	200,731	203,512	206,290

Net Financial Worth	(12,141)	(12,115)	(13,276)	(15,980)	(17,834)	(19,581)
Net Financial Liabilities	35,261	35,928	37,486	40,470	42,470	44,269
Net Debt	(494)	2,815	2,088	6,380	9,779	13,251

Notes:

1.	Numbers may not add due to rounding.

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Table 10: Public Non-financial Corporations Sector Balance Sheet1

	2017-18 Actual $ million	2018-19 Budget $ million	2018-19 MYFER $ million	2019-20 Projection $ million	2020-21 Projection $ million	2021-22 Projection $ million
Assets
Financial Assets
Cash and deposits	581	465	584	564	700	719
Advances paid	2,284	1,360	1,422	1,216	1,175	1,302
Investments, loans and placements	482	547	425	386	391	399
Receivables	1,580	1,432	1,723	1,716	1,720	1,832
Equity
Investments - other	238	240	231	231	231	231
Total Financial Assets	5,165	4,043	4,385	4,112	4,217	4,483

Non-financial Assets
Land and other fixed assets	62,506	63,882	64,185	65,752	66,728	67,419
Other non-financial assets	1,113	1,203	1,177	1,182	1,191	1,237
Total Non-financial Assets	63,619	65,085	65,362	66,934	67,920	68,657

Total Assets	68,784	69,128	69,747	71,046	72,137	73,140

Liabilities
Payables	3,495	2,890	2,906	2,936	2,805	2,939
Superannuation liability	(368)	(316)	(360)	(352)	(344)	(336)
Other employee benefits	769	746	750	755	760	766
Deposits held	15	17	15	15	15	15
Advances received	7	6	6	5	5	4
Borrowing	37,992	38,560	38,367	39,088	40,038	40,631
Other liabilities	7,970	7,901	8,068	8,324	8,437	8,649
Total Liabilities	49,879	49,805	49,753	50,772	51,716	52,667

Net Worth	18,905	19,323	19,995	20,274	20,421	20,472

Net Financial Worth	(44,715)	(45,761)	(45,368)	(46,660)	(47,499)	(48,184)
Net Debt	34,667	36,212	35,958	36,944	37,792	38,230

Notes:

1.	Numbers may not add due to rounding.

26  Mid Year Fiscal and Economic Review 2018-19

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Table 11: Non-financial Public Sector Balance Sheet1

	2017-18 Actual $ million	2018-19 Budget $ million	2018-19 MYFER $ million	2019-20 Projection $ million	2020-21 Projection $ million	2021-22 Projection $ million
Assets
Financial Assets
Cash and deposits	1,879	768	1,060	1,011	1,122	1,074
Advances paid	622	682	667	634	652	691
Investments, loans and placements	33,328	30,852	32,290	31,267	30,445	30,552
Receivables	4,273	3,808	4,146	4,177	4,266	4,470
Equity
Investments in other public sector entities	4,216	4,490	4,216	4,216	4,216	4,216
Investments - other	393	394	386	386	386	386
Total Financial Assets	44,711	40,994	42,766	41,691	41,087	41,389

Non-financial Assets
Land and other fixed assets	262,964	271,866	268,879	275,307	280,769	285,820
Other non-financial assets	1,591	1,014	1,180	1,261	1,239	1,191
Total Non-financial Assets	264,554	272,880	270,059	276,568	282,008	287,011

Total Assets	309,265	313,874	312,825	318,259	323,096	328,400

Liabilities
Payables	5,861	5,193	5,576	5,530	5,604	5,841
Superannuation liability	25,632	23,098	24,022	22,807	21,265	19,594
Other employee benefits	6,743	6,634	7,605	7,695	7,821	7,967
Deposits held	18	19	18	18	18	18
Advances received	462	439	436	342	299	275
Borrowing	69,522	70,871	71,609	75,875	79,473	83,505
Other liabilities	5,319	4,982	5,250	5,260	5,103	4,911
Total Liabilities	113,556	111,237	114,515	117,528	119,584	122,111

Net Worth	195,709	202,636	198,310	200,731	203,512	206,289

Net Financial Worth	(68,845)	(70,243)	(71,749)	(75,837)	(78,497)	(80,722)
Net Financial Liabilities	73,062	74,733	75,966	80,053	82,713	84,938
Net Debt	34,173	39,027	38,046	43,323	47,571	51,481

Notes:

1.	Numbers may not add due to rounding.

UNIFORM PRESENTATION FRAMEWORK AND LOAN COUNCIL ALLOCATION

Table 12: General Government Sector Cash Flow Statement1

	2017-18	2018-19	2018-19	2019-20	2020-21	2021-22
	Actual	Budget	MYFER	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Cash Receipts from Operating Activities
Taxes received	13,232	14,153	14,192	15,116	15,869	16,708
Grants and subsidies received	28,020	27,712	28,323	28,488	29,186	29,974
Sales of goods and services	5,916	5,947	6,000	6,166	6,283	6,525
Interest receipts	2,389	2,199	2,230	2,169	1,981	1,928
Dividends and income tax equivalents	2,668	2,619	2,679	2,161	2,003	1,694
Other receipts	6,992	7,007	7,706	7,079	6,811	6,710
Total Operating Receipts	59,216	59,637	61,129	61,179	62,131	63,539

Cash Payments for Operating Activities
Payments for employees	(25,964)	(27,701)	(27,809)	(28,882)	(29,764)	(30,845)
Payments for goods and services	(18,496)	(17,635)	(18,149)	(17,439)	(17,436)	(18,040)
Grants and subsidies	(8,014)	(9,492)	(9,735)	(10,145)	(9,807)	(9,724)
Interest paid	(1,590)	(1,474)	(1,526)	(1,634)	(1,695)	(1,834)
Other payments	(1)	—	—	—	(1)	(3)
Total Operating Payments	(54,066)	(56,303)	(57,218)	(58,098)	(58,704)	(60,446)

Net Cash Inflows from Operating Activities	5,150	3,334	3,911	3,080	3,428	3,093

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(5,127)	(5,927)	(5,981)	(7,420)	(7,451)	(7,182)
Sales of non-financial assets	291	345	418	372	343	165
Net Cash Flows from Investments in Non-financial Assets	(4,835)	(5,582)	(5,562)	(7,047)	(7,107)	(7,017)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	534	(53)	(126)	(35)	238	390

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(1,095)	2,877	2,316	4,247	819	(86)

Receipts from Financing Activities
Advances received (net)	905	(410)	(879)	(291)	(82)	106
Borrowing (net)	(396)	(393)	(434)	17	2,678	3,447
Deposits received (net)	7	(47)	(47)	—	—	—
Net Cash Flows from Financing Activities	517	(851)	(1,360)	(274)	2,596	3,553

Net Increase/(Decrease) in Cash held	271	(275)	(821)	(30)	(25)	(67)

Net cash from operating activities	5,150	3,334	3,911	3,080	3,428	3,093
Net cash flows from investments in non-financial assets	(4,835)	(5,582)	(5,562)	(7,047)	(7,107)	(7,017)
Surplus/(Deficit)	315	(2,248)	(1,651)	(3,967)	(3,679)	(3,924)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	315	(2,248)	(1,651)	(3,967)	(3,679)	(3,924)
Acquisitions under finance leases and similar arrangements	(584)	(864)	(864)	(287)	—	—
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(269)	(3,112)	(2,516)	(4,254)	(3,679)	(3,924)

Note:

1.	Numbers may not add due to rounding.

28  Mid Year Fiscal and Economic Review 2018-19

UNIFORM PRESENTATION FRAMEWORK AND LOAN COUNCIL ALLOCATION

Table 13: Public Non-financial Corporations Sector Cash Flow Statement1

	2017-18	2018-19	2018-19	2019-20	2020-21	2021-22
	Actual	Budget	MYFER	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Cash Receipts from Operating Activities
Grants and subsidies received	707	585	517	604	506	564
Sales of goods and services	14,226	13,113	12,684	12,554	12,824	13,008
Interest receipts	73	52	54	50	52	64
Dividends and income tax equivalents	13	13	13	13	13	13
Other receipts	426	215	324	225	170	174
Total Operating Receipts	15,445	13,977	13,592	13,444	13,564	13,823

Cash Payments for Operating Activities
Payments for employees	(1,885)	(2,143)	(2,085)	(2,128)	(2,242)	(2,291)
Payments for goods and services	(5,615)	(4,610)	(4,571)	(4,181)	(4,568)	(4,474)
Grants and subsidies	(270)	(264)	(274)	(303)	(28)	(28)
Interest paid	(1,896)	(1,910)	(1,878)	(1,884)	(1,934)	(2,004)
Other payments	(1,452)	(1,172)	(1,207)	(974)	(1,018)	(979)
Total Operating Payments	(11,118)	(10,098)	(10,015)	(9,471)	(9,790)	(9,775)

Net Cash Inflows from Operating Activities	4,327	3,879	3,577	3,974	3,774	4,048

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(2,509)	(3,130)	(3,115)	(3,514)	(3,028)	(3,001)
Sales of non-financial assets	47	11	29	10	10	8
Net Cash Flows from Investments in Non-financial Assets	(2,462)	(3,119)	(3,086)	(3,504)	(3,018)	(2,993)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	(988)	284	742	45	(325)	(563)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	71	(3)	(4)	(12)	(13)	(13)

Receipts from Financing Activities

Advances received (net)	(1)	(1)	(1)	(1)	(1)	(1)
Borrowing (net)	(32)	471	446	735	941	582
Dividends paid	(1,658)	(1,805)	(1,835)	(1,462)	(1,323)	(1,040)
Deposits received (net)	(2)	—	—	—	—	—
Other financing (net)	(138)	60	164	205	100	—
Net Cash Flows from Financing Activities	(1,831)	(1,275)	(1,225)	(522)	(282)	(459)

Net Increase/(Decrease) in Cash held	(883)	(233)	3	(20)	136	19

Net cash from operating activities	4,327	3,879	3,577	3,974	3,774	4,048
Net cash flows from investments in non-financial assets	(2,462)	(3,119)	(3,086)	(3,504)	(3,018)	(2,993)
Dividends paid	(1,658)	(1,805)	(1,835)	(1,462)	(1,323)	(1,040)
Surplus/(Deficit)	207	(1,045)	(1,344)	(992)	(567)	14

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	207	(1,045)	(1,344)	(992)	(567)	14
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	207	(1,045)	(1,344)	(992)	(567)	14

Note:

1.	Numbers may not add due to rounding.

UNIFORM PRESENTATION FRAMEWORK AND LOAN COUNCIL ALLOCATION

Table 14: Non-financial Public Sector Cash Flow Statement1

	2017-18	2018-19	2018-19	2019-20	2020-21	2021-22
	Actual	Budget	MYFER	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Cash Receipts from Operating Activities
Taxes received	12,982	13,891	13,910	14,815	15,540	16,352
Grants and subsidies received	28,048	27,788	28,344	28,563	29,168	29,993
Sales of goods and services	18,210	16,609	16,229	16,184	16,469	16,815
Interest receipts	2,421	2,217	2,253	2,193	2,006	1,959
Dividends and income tax equivalents	220	166	161	206	172	188
Other receipts	7,416	7,222	8,030	7,304	6,981	6,884
Total Operating Receipts	69,298	67,892	68,927	69,263	70,336	72,192

Cash Payments for Operating Activities
Payments for employees	(27,749)	(29,743)	(29,779)	(30,891)	(31,883)	(33,010)
Payments for goods and services	(22,157)	(19,789)	(20,258)	(19,078)	(19,360)	(19,789)
Grants and subsidies	(7,602)	(9,247)	(9,513)	(9,919)	(9,312)	(9,208)
Interest paid	(3,315)	(3,202)	(3,218)	(3,321)	(3,408)	(3,587)
Other payments	(647)	(503)	(507)	(463)	(493)	(498)
Total Operating Payments	(61,470)	(62,484)	(63,274)	(63,671)	(64,457)	(66,092)

Net Cash Inflows from Operating Activities	7,827	5,408	5,652	5,592	5,879	6,100

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(7,644)	(9,057)	(9,095)	(10,933)	(10,478)	(10,182)
Sales of non-financial assets	339	356	447	382	353	173
Net Cash Flows from Investments in Non-financial Assets	(7,305)	(8,701)	(8,648)	(10,551)	(10,125)	(10,010)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	484	(104)	(75)	14	(28)	(46)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(1,024)	2,873	2,312	4,235	807	(100)

Receipts from Financing Activities
Advances received (net)	(34)	(16)	(25)	(91)	(41)	(21)
Borrowing (net)	(428)	78	12	753	3,620	4,028
Deposits received (net)	5	(47)	(47)	—	—	—
Other financing (net)	(138)	—	—	—	—	—
Net Cash Flows from Financing Activities	(595)	15	(59)	661	3,578	4,007

Net Increase/(Decrease) in Cash held	(612)	(509)	(819)	(49)	111	(48)

Net cash from operating activities	7,827	5,408	5,652	5,592	5,879	6,100
Net cash flows from investments in non-financial assets	(7,305)	(8,701)	(8,648)	(10,551)	(10,125)	(10,010)
Surplus/(Deficit)	522	(3,293)	(2,996)	(4,959)	(4,246)	(3,909)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	522	(3,293)	(2,996)	(4,959)	(4,246)	(3,909)
Acquisitions under finance leases and similar arrangements	(584)	(864)	(864)	(287)	—	—
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(62)	(4,157)	(3,860)	(5,246)	(4,246)	(3,909)

Note:

1.	Numbers may not add due to rounding.

30  Mid Year Fiscal and Economic Review 2018-19

TAXATION AND ROYALTY REVENUE ASSUMPTIONS

TAXATION AND ROYALTY REVENUE ASSUMPTIONS

Table 15: Taxation and royalty revenue1

	2017-18	2018-19	2018-19	2019-20	2020-21	2021-22
	Actual	Budget	MYFER	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Payroll tax	3,906	4,086	4,116	4,323	4,563	4,839
Transfer duty	3,023	3,214	3,254	3,301	3,481	3,680
Other duties	1,474	1,572	1,572	1,649	1,731	1,817
Gambling taxes and levies	1,190	1,307	1,333	1,400	1,460	1,520
Land tax	1,180	1,313	1,328	1,368	1,433	1,512
Motor vehicle registration	1,770	1,829	1,847	1,902	1,971	2,043
Other taxes	701	834	744	1,175	1,231	1,298
Total taxation revenue	13,244	14,155	14,194	15,118	15,871	16,709
Royalties
Coal	3,737	3,522	4,261	3,501	3,196	3,171
Petroleum[2]	187	447	422	470	495	490
Other royalties[3]	372	479	443	519	528	531
Land rents	160	167	167	168	169	172
Total royalties and land rents	4,455	4,615	5,292	4,657	4,388	4,364

Notes:

1.	Numbers may not add due to rounding.
2.	Includes impact of liquefied natural gas (LNG).
3.	Includes base and precious metal and other mineral royalties.

Table 16: Royalty assumptions

	2018-19	2019-20	2020-21	2021-22
	MYFER	Projection	Projection	Projection
Tonnages – crown export[1] coal (Mt)	218	231	232	235
Exchange rate US$ per A$[2]	0.73	0.74	0.74	0.74
Year average coal prices (US$ per tonne)[3]
Hard coking	190	153	142	140
Semi-soft	137	119	112	111
Thermal	105	89	83	80
Year average oil price
Brent ($US per barrel)[4]	73	70	69	67

Notes:

1.

Excludes coal produced for domestic consumption and coal where royalties are not paid to the Government, i.e. private royalties 2018-19 estimate for domestic coal volume is approximately 26.9 Mt and private coal is 11.3 Mt.

2.	Year average.
3.	Price for highest quality coking and thermal coal. Lower quality coal can be sold below this price with indicative average prices for 2018-19 as follows: Hard coking US$174 and thermal US$84.
4.	Published Brent oil prices are lagged by one quarter to better align with royalty revenue.

KEY FISCAL AGGREGATES

KEY FISCAL AGGREGATES

Table 17: Key Fiscal Aggregates1

	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21	2021-22
	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Revised	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
General Government
Total revenue	42,013	45,801	41,755	46,705	49,970	50,780	56,194	58,087	59,002	59,614	60,403	62,167
Tax revenue	9,981	10,608	10,937	11,840	12,598	12,547	12,919	13,244	14,194	15,118	15,871	16,709
Total expenses	43,479	46,028	46,313	46,217	49,551	50,112	53,369	56,335	58,478	59,421	60,258	62,048
Employee expenses	16,826	18,250	18,130	17,816	18,592	20,045	21,258	22,678	23,987	24,841	25,777	26,779
Net operating balance	(1,466)	(226)	(4,558)	488	420	668	2,825	1,753	524	193	145	119
Capital purchases	8,237	7,971	7,001	6,323	4,635	4,044	4,620	5,127	5,981	7,420	7,451	7,182
Net capital purchases	5,579	5,241	3,387	3,085	996	1,163	2,265	2,339	3,156	3,903	3,561	3,425
Fiscal balance	(7,045)	(5,467)	(7,944)	(2,597)	(576)	(495)	560	(586)	(2,632)	(3,710)	(3,416)	(3,305)
Borrowings	24,594	29,518	37,879	41,369	43,105	35,486	33,240	31,530	33,242	36,787	39,436	42,874
Net debt	(9,542)	(5,720)	2,466	5,208	5,749	654	(355)	(494)	2,088	6,380	9,779	13,251

Non-Financial Public Sector
Total revenue	49,040	52,307	49,181	53,502	56,178	57,393	64,855	66,175	66,564	66,962	68,193	70,228
Capital purchases	13,306	11,980	10,774	9,313	7,811	6,852	7,291	7,644	9,095	10,933	10,478	10,182
Borrowings	53,708	61,542	69,086	72,637	75,233	72,922	71,884	69,522	71,609	75,875	79,473	83,505

Notes:

1.	Bracketed numbers represent negative amounts.
2.	With the implementation of the latest GFS Manual (AGFS15), some categories have been restated above to ensure comparability.

32  Mid Year Fiscal and Economic Review 2018-19

KEY FISCAL AGGREGATES

Table 18: Key Fiscal Indicators1

	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21	2021-22
	Actual[3]	Actual[3]	Actual[3]	Actual[3]	Actual[3]	Actual[3]	Actual[3]	Actual[3]	Revised	Projection	Projection	Projection
	%	%	%	%	%	%	%	%	%	%	%	%
General Government
Revenue/GSP	16.2	16.5	14.8	16.1	16.9	16.7	17.2	16.7	16.1	15.8	15.4	15.2
Tax/GSP	3.8	3.8	3.9	4.1	4.3	4.1	4.0	3.8	3.9	4.0	4.0	4.1
Own source revenue/GSP	8.3	8.2	8.2	8.6	8.9	8.9	8.8	8.7	8.4	8.2	7.9	7.9
Expenses/GSP	16.7	16.5	16.4	16.0	16.8	16.5	16.3	16.2	15.9	15.7	15.3	15.2
Employee expenses/GSP	6.5	6.6	6.4	6.2	6.3	6.6	6.5	6.5	6.5	6.6	6.6	6.5
Net operating balance/GSP	(0.6)	(0.1)	(1.6)	0.2	0.1	0.2	0.9	0.5	0.1	0.1	0.0	0.0
Capital purchases/GSP	3.2	2.9	2.5	2.2	1.6	1.3	1.4	1.5	1.6	2.0	1.9	1.8
Net cash inflows from operating activities/Net cash flows from investments in non-financial assets	26.3	36.3	(40.7)	45.9	97.5	122.9	134.2	106.5	70.3	43.7	48.2	44.1
Fiscal balance/GSP	(2.7)	(2.0)	(2.8)	(0.9)	(0.2)	(0.2)	0.2	(0.2)	(0.7)	(1.0)	(0.9)	(0.8)
Borrowings/GSP	9.5	10.6	13.4	14.3	14.6	11.7	10.2	9.1	9.1	9.7	10.0	10.5
Borrowings/revenue	58.5	64.4	90.7	88.6	86.3	69.9	59.2	54.3	56.3	61.7	65.3	69.0

Revenue growth	13.3	9.0	(8.8)	11.9	7.0	1.6	10.7	3.4	1.6	1.0	1.3	2.9
Tax growth	12.6	6.3	3.1	8.3	6.4	(0.4)	3.0	2.5	7.2	6.5	5.0	5.3
Expenses growth	17.2	5.9	0.6	(0.2)	7.2	1.1	6.5	5.6	3.8	1.6	1.4	3.0
Employee expenses growth	17.6	8.5	(0.7)	(1.7)	4.4	7.8	6.1	6.7	5.8	3.6	3.8	3.9

Non-Financial Public Sector
Capital purchases/GSP	5.1	4.3	3.8	3.2	2.6	2.3	2.2	2.2	2.5	2.9	2.7	2.5
Borrowings/GSP	20.7	22.1	24.5	25.1	25.5	24.0	22.0	20.0	19.5	20.1	20.2	20.4
Borrowings/revenue	109.5	117.7	140.5	135.8	133.9	127.1	110.8	105.1	107.6	113.3	116.5	118.9
Net financial liabilities2/revenue	112.3	132.1	157.1	148.7	140.7	144.0	128.3	125.8	128.8	134.3	136.9	136.6

Notes:

1.	Bracketed numbers represent negative amounts.
2.	UPF definition, which is equal to total financial assets less investments in other public sector entities less total liabilities.
3.	With the implementation of the latest GFS Manual (AGFS15), some categories have been restated above to ensure comparability.